UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  Schedule 13G

                               (Amendment No. 2)*

                    Under the Securities Exchange Act of 1934



                                  PROBEX CORP.
                                (Name of Issuer)

                         Common Stock, $0.001 Par Value
                         (Title of Class of Securities)

                                   742670 20 1
                                 (CUSIP Number)

                                December 31, 2001
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [  ]   Rule 13d-1(b)
         [X ]   Rule 13d-1(c)
         [  ]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 742670 20 1              Schedule 13G                Page 2 of 6 Pages



--------------------------------------------------------------------------------

1        NAME OF REPORTING PERSON          General Conference Corporation of
                                           Seventh-day Adventists

         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON      52-6037545

--------------------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                          (a)  [ ]
                                                          (b)  [ ]


--------------------------------------------------------------------------------

3        SEC USE ONLY

--------------------------------------------------------------------------------

4        CITIZENSHIP OR PLACE OF ORGANIZATION

                                    District of Columbia

--------------------------------------------------------------------------------

                   5    SOLE VOTING POWER

    NUMBER OF                                      5,127,546 (1) (2)
                   -------------------------------------------------------------
      SHARES
                   6    SHARED VOTING POWER
   BENEFICIALLY
                                                    65,864 (3)
     OWNED BY      -------------------------------------------------------------
                   7    SOLE DISPOSITIVE POWER
       EACH
                                                 5,127,546 (1) (2)
    REPORTING      -------------------------------------------------------------
                   8    SHARED DISPOSITIVE POWER
   PERSON WITH
                                                    65,864 (3)

--------------------------------------------------------------------------------

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    5,193,410 (1) (2) (3)

--------------------------------------------------------------------------------

10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                          [ ]

--------------------------------------------------------------------------------

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                    14.6% (4)
--------------------------------------------------------------------------------

12       TYPE OF REPORTING PERSON*
                                           CO
--------------------------------------------------------------------------------

(1) Includes 967,999 shares of common stock acquirable upon conversion of 181,500 shares of Series A 10% Cumulative Convertible Preferred Stock, which is convertible at any time at the option of the holder.
(2) General Conference Corporation of Seventh-day Adventists is a corporation acting as trustee and manager to certain retirement, investment and income funds who are the record owner of a portion of these shares.
(3) Consists of 12,530 shares of common stock and 53,334 shares of common stock acquirable upon conversion of 10,000 shares of Series A 10% Cumulative Convertible Preferred Stock, which is convertible at any time at the option of the holder, owned by General Conference Insurance Company of Vermont, a wholly-owned subsidiary of General Conference Corporation of Seventh-day Adventists.
(4) Based on 33,980,967 shares of common stock of the Issuer outstanding on January 18, 2002.

CUSIP No. 742670 20 1              Schedule 13G                Page 3 of 6 Pages



Item 1.

         (a)      Name of Issuer:
                  --------------

                  Probex Corp.

         (b)      Address of Issuer's Principal Executive Offices:
                  -----------------------------------------------

                  13355 Noel Road, Suite 1200
                  Dallas, Texas 75240
Item 2.

         (a)      Name of Person Filing:
                  ---------------------

                  General Conference Corporation of Seventh-day Adventists

         (b)      Address of Principal Business Office or, if none, Residence:
                  -----------------------------------------------------------

                  12501 Old Columbia Pike
                  Silver Spring, Maryland 20804-6600

         (c)      Citizenship:
                  -----------

                  District of Columbia

         (d)      Title of Class of Securities:
                  ----------------------------

                  Common Stock, $0.001 par value per share

         (e)      CUSIP No.:
                  ---------

                  742670 20 1

Item 3.  Not Applicable.


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CUSIP No. 742670 20 1              Schedule 13G                Page 4 of 6 Pages


Item 4.  Ownership.
         ---------

         The following information relates to the reporting person's ownership of Common Stock, $0.001 par value per share, of the issuer as of February 8, 2002.

         (a)      Amount Beneficially Owned:
                  -------------------------

                                    5,193,410 (1) (2) (3)

         (b)      Percent of Class:
                  ----------------

                                    14.6%(4)

         (c)      Number of Shares as to Which Such Person Has:
                  --------------------------------------------

                        (i)  Sole power to vote or to direct the vote:

                                            5,127,546 (1) (2)

                       (ii)  shared power to vote or to direct the vote:

                                                     65,864 (3)

                      (iii) sole power to dispose or to direct the disposition of:

                                            5,127,546 (1) (2)

                       (iv) shared power to dispose or to direct the disposition of:

                                                     65,864 (3)

Item 5.  Ownership of Five Percent or Less of a Class.
         --------------------------------------------

                           If this  statement  is being filed to report the fact
                  that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

(1) Includes 967,999 shares of common stock acquirable upon conversion of 181,500 shares of Series A 10% Cumulative Convertible Preferred Stock, which is convertible at any time at the option of the holder.
(2) General Conference Corporation of Seventh-day Adventists is a corporation acting as trustee and manager to certain retirement, investment and income funds who are the record owner of a portion of these shares.
(3) Consists of 12,530 shares of common stock and 53,334 shares of common stock acquirable upon conversion of 10,000 shares of Series A 10% Cumulative Convertible Preferred Stock, which is convertible at any time at the option of the holder, owned by General Conference Insurance Company of Vermont, a wholly-owned subsidiary of General Conference Corporation of Seventh-day Adventists.
(4) Based on 33,980,967 shares of common stock of the Issuer outstanding on January 18, 2002.

CUSIP No. 742670 20 1              Schedule 13G                Page 5 of 6 Pages



Item 6.  Ownership of More than Five Percent on Behalf of Another Person.
         ---------------------------------------------------------------

                           Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
          --------------------------------------------------------

               General Conference Insurance Company of Vermont, a wholly-owned subsidiary of General Conference Corporation of Seventh-day Adventists, owns 10,000 shares of the Issuer's Series A 10% Cumulative Convertible Preferred Stock. The 10,000 shares of Series A 10% Cumulative Convertible Preferred Stock are convertible at any time into 53,334 shares of the Issuer's common stock. Additionally, General Conference Insurance Company of Vermont owns 12,530 shares of the Issuer's common stock acquired pursuant to stock dividends declared on the Issuer's Series A 10% Cumulative Convertible Preferred Stock.



Item 8.  Identification and Classification of Members of the Group.
         ---------------------------------------------------------

                  Not Applicable.

Item 9.  Notice of Dissolution of Group.
         ------------------------------

                  Not Applicable.

Item 10. Certification.
         -------------

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 742670 20 1              Schedule 13G                Page 6 of 6 Pages


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2002

                                        General Conference Corporation of
                                        Seventh-day Adventists


                                        By: /s/ Gary B.DeBoer
                                           ----------------------------------
                                           Name:     Gary B. DeBoer
                                           Title:    Associate Treasurer